03 NOV 12 AM 7:21

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

November 10 , 2003

03037320

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Ms. Amy O'Brien

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press release dated November 7, 2003 referring to the delisting from the Frankfurt Stock Exchange [English translation];

2. Press release dated November 7, 2003 referring to a stock-for-stock merger transaction with Nittoh Bion Co., Ltd. to make it a wholly owned subsidiary [English translation].

dlw 11/14

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto

Tetsuro Fukumoto
General Manager, Investor Relations Dept.
Sumitomo Corporation
(Tel:81(3)-5166-3452, fax: 81(3)-5166-6292).

For Immediate Release

03 NOV 12 AM 7:21

November 7, 2003

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation applies for delisting its shares from the Frankfurt Stock Exchange

Sumitomo Corporation (hereafter referred to as the "Company") decided today at the meeting of its Board of Directors to apply to the Frankfurt Stock Exchange for the delisting of the Company's shares.

1.The reason for the withdrawal from the Frankfurt Stock Exchange

The trading volume of the Company's shares at the Frankfurt Stock Exchange is very low and the costs of maintaining the listing are no longer justified. The Company believes the delisting will have little effect on the shareholders and investors because the Company's shares will continue to be listed on the Tokyo Stock Exchange, the Osaka Securities Exchange, the Nagoya Stock Exchange and the Fukuoka Stock Exchange.

2. Delisting Schedule

The application for the delisting from the Frankfurt Stock Exchange will be made around the middle of November 2003, and the delisting will be expected to be completed subject to the Frankfurt Stock Exchange delisting procedures by the end of March 2004.

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[Brief English Translation of original release in Japanese]

For Immediate Release

November 7, 2003

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Nittoh Bion Co., Ltd. is to become Sumitomo Corporation's wholly owned Subsidiary through a stock-for-stock merger transaction

Sumitomo Corporation announced that its Board of Directors, on November 7th, 2003 resolved that it would make and enter into a stock-for-stock transaction agreement with Nittoh Bion Co., Ltd. (hereinafter "Nittoh Bion"), in accordance with which all of the stock of Nittoh Bion will be acquired by Sumitomo Corporation and the shareholders of Nittoh Bion will in return receive consideration in the form of Sumitomo Corporation stock.

1. Purpose

As the result of this transaction, we believe that we can achieve further development and expansion of the Sumitomo Corporation fertilizer operation. It is expected that the incorporation of Nittoh Bion into the Sumitomo Corporation's wholly owned subsidiary allow more synergies in sales and administration.

2. Condition for the stock-for-stock transaction

1) Schedule

November 7th, 2003

- Approval of the "Stock-for-Stock Transaction Agreement" by the Board of Directors of Sumitomo Corporation

November 7th, 2003

- Execution of the "Stock-for-Stock Transaction Agreement" by and between Sumitomo Corporation and Nittoh Bion

January 29th, 2004

- Special resolution for the approval of the "Stock-for-Stock Transaction Agreement" at the special shareholders' meeting of the shareholders of Nittoh Bion

March 1st, 2004

- Due date for Nittoh Bion shareholders to submit their certificates of Nittoh Bion stock to Nittoh Bion

March 2nd, 2004

- Closing date for the Stock-for-Stock Transaction

2) Exchange Ratio

The shareholders of Nittoh Bion shall receive Sumitomo Corporation stock in accordance with the following ratio:

Sumitomo Corporation : Nittoh Bion = 1 : 0.263

i.e. For one Nittoh Bion stock, 0.263 Sumitomo Corporation stock will be allotted. However, 5,403,000 shares of Nittoh Bion stock, which are already owned by Sumitomo Corporation, will not be subject to the Stock-for-Stock Transaction.

- As the consideration to be received by the shareholders of Nittoh Bion, 5,134,754 treasury shares of Sumitomo Corporation will be allotted.